Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

May 3, 2005 GigaWorld Carrier Mega Merger Panel

Audience Questions

1.               How will you avoid the MCI syndrome— a collection of companies and systems and diverse cultures, that ultimately failed?

SBC Response:  We won’t speak for MCI or judge its strategy.  However, we can say that we will spend the time and money required to fully integrate our business post-merger, where apparently that may not have been the case with MCI.

The assets we are acquiring are world-class – including one of the most advanced, high-volume, global IP networks in the world and product sets that are top-notch.  These assets are very complementary with SBC’s and do not overlap, and we have a very clear strategy for putting the two companies together quickly.  This merger is a great fit in terms of assets, culture and talent.

Over the next few months and consistent with legal requirements, we will develop a thorough, precise, executable plan for integration. In addition, we have a lot of experience executing mergers and AT&T has a very talented leadership team as well.

Each of our big deals has presented excellent results – achieving the goals outlined in terms of scale, scope, revenue and other key areas.  The acquisitions we have made have made a lot of sense in building assets for long-term success in a changing industry and bringing tremendous value to our customers.

2.               The pricing pressure on voice and data continues to be downward.  For consumers it is great, for providers it is bad news.  Are these mergers going to reverse that trend?

SBC Response:

With all the choices available to customers today – both residential and business – we expect the market to keep pressure on all providers to price competitively.  The telecommunications market is irreversibly competitive today.  Customers have numerous choices for their communication needs.  Cable companies are offering voice, high-speed Internet, and of course, video services.  Wireless companies have innovated and integrated their services with other devices. VoIP companies are entrepreneurial and attracting a strong base.  Systems integrators and other types of companies are increasingly competing directly for telecom business.  Numerous choices for both voice and IP/data services are available, including new technologies such as VoIP that are radically changing the competitive landscape.

At the same time, the evolution of the industry is creating tremendous opportunities, particularly in the enterprise space.  The combined SBC/AT&T will be well-positioned to successfully compete and take advantage of these opportunities.

3.               From a consumer perspective the current mergers seem to provide less competition instead of more, and hence will result in poorer service/support vs. better.  What are you doing to ensure there are more, better services in a less competitive environment?  We are not innovation oriented—we are looking for better execution and customer responsiveness amidst these mergers!

SBC Response:

First, there is and will remain enormous competitive opportunities for customers following this merger.  Second, both SBC and AT&T have common values focused on customer service, innovation and reliability. As you know, until the merger is complete, we are two separate companies and competitors.  But, to this point, for our long-term future we have to provide excellent service to win and retain customers in this extremely competitive industry.  The combined company will have the resources and skill sets to innovate and more quickly deliver to customers the next generation of advanced, integrated IP-based wireline and wireless communications services.  Customers can expect the high level of service they are familiar with receiving from both SBC and AT&T during the integration and can look forward to a world-class service and support infrastructure after the integration is completed.  Service is the cornerstone of our business. That will not waver.

4.               Do you see VoIP as a challenge or an opportunity?  Why?

SBC Response:

Business VoIP represents a very strong opportunity today.  Business VoIP adoption is rapidly growing today, and the industry is likely to see dramatic growth over the next several years.  While SBC sees a continuing market for both hosted and IP PBX VoIP solutions, we see several clear advantages to hosted VoIP, and we believe that hosted VoIP will grow to be the preferred solution for a large percentage of businesses.  With our SBC PremierSERV Hosted IP Communications Service, we are well-positioned to meet growing demand in this area.  We also offer a range of CPE-based VoIP solutions today.

Consumer VoIP

We are committed to consumer VoIP in the long run.  We’re looking at the applications, functionality, and integration factors that will drive people to

VoIP beyond just price, and we plan to eventually use VoIP as our primary voice offering over our Project Lightspeed network.

Additionally, upon  the approval and close of our merger with AT&T, we will use the AT&T CallVantage platform to compete for residential customers nationwide, and the combined company will actively promote this service.

5.               With no real pure-play retail LD players left, can the survivors ask for anything else (reduced regulation) from the FCC?

SBC Response:

The telecommunication industry is irreversibly competitive, which eliminates any need for more regulation.  As a result of the extensive competition, the industry is heading into a new era – one of commercial agreements and unprecedented competition and choice.  The next step is increased convergence and integration of products and services, and this will all go as fast as policy allows it.  We can’t speculate on what policymakers will do, but we believe there is a growing sense among them that policy needs to be hands-off and favor the type of investment and innovation that will have a lasting effect on consumers.

6.               Any predictions about Qwest’s future since they lost out to Verizon?

SBC Response:

It is our company policy not to comment on other service providers’ strategies.

7.               How worried are you about cable company competition?

SBC Response:

The enterprise business space is highly competitive today.  There are numerous competitors, including local and long-distance carriers, system integrators, CLECs, and hardware vendors providing substantial, dynamic competition.  The same can be said for the consumer market, as not only cable, but telecom, VoIP and other providers vie to deliver consumer bundled services.

Obviously, cable is a formidable competitor.  But today, our bundles are competitive with all providers – including cable – and now we’re moving beyond bundles to integration.  Customer-centered integration is the key to true competitive differentiation and SBC companies lead in this evolution.

8.               We use carrier diversity to provide very high availability.  What risks occur with a smaller number of carriers?

SBC Response:

We are absolutely committed to helping our customers maintain network diversity and survivability.  The merger will in no way affect our ability to provide diverse network connections for customers on a local level to maximize survivability and reliability.  Maintaining diversity options is a top priority, as is honoring any and all service level agreements.

For customers seeking carrier diversity, industry mergers will not reduce competition, and there will continue to be several options for enterprise customers.  The telecommunications industry is and will remain a dynamically competitive industry after the closing of these mergers.

SBC only:

Why is SBC pouring billions of dollars in Alcatel whose revenues and profits all go offshore?  Why is SBC not using domestic vendors—where the dollars could benefit the US economy?

SBC Response:

SBC does business with hundreds of equipment vendors, including both U.S.-based and international companies.   A full range of vendors have the opportunity to bid for SBC contracts, and we award those contracts based on two criteria:  we choose the vendors that best enable us to meet our customers’ needs, and that offer pricing structures that enable us to provide the best value for our customers.

In the case of Alcatel, it is worth noting that our Project Lightspeed contract is with Alcatel USA, the U.S. division of the company.  Alcatel employs 5,300 employees in the U.S., and the network equipment that they are providing to SBC is being manufactured primarily in North America.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.